EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

VOX ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vox Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vox Royalty Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Toronto, Canada

February 20, 2025

1

Vox Royalty Corp. Consolidated Statements of Financial Position (Expressed in United States dollars)

		As at
	Note	December 31, 2024	December 31, 2023
		$	$
Assets
Current assets
Cash and cash equivalents		8,754,391	9,342,880
Accounts receivable	4	2,917,680	3,507,571
Prepaid expenses		456,943	432,251
Total current assets		12,129,014	13,282,702

Non-current assets
Royalty interests	5	37,984,188	37,443,198
Restricted cash	5	-	537,510
Other assets	6	279,491	271,029
Intangible assets	7	988,631	1,172,170

Total assets		51,381,324	52,706,609

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,390,507	1,840,092
Dividends payable	9	607,905	549,836
Income taxes payable	17	896,263	514,022
Total current liabilities		2,894,675	2,903,950

Non-current liabilities
Deferred tax liabilities	17	5,426,450	4,878,989

Total liabilities		8,321,125	7,782,939

Equity
Share capital	9	69,528,762	67,889,465
Equity reserves	10	4,722,776	4,157,153
Deficit		(31,191,339)	(27,122,948)

Total equity		43,060,199	44,923,670

Total liabilities and equity		51,381,324	52,706,609

Commitments and contingencies (Note 14)

Subsequent events (Note 19)

Approved by the Board of Directors on February 20, 2025

Signed                           “Kyle Floyd”                       , Director             Signed                       “Robert Sckalor”                               , Director

See accompanying notes to the consolidated financial statements.

2

Vox Royalty Corp. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, 2024 and 2023 (Expressed in United States dollars)

	Note	2024	2023
		$	$
Revenue
Royalty revenue		11,047,763	12,310,594
Total revenue	16	11,047,763	12,310,594

Cost of sales
Depletion	5	(3,132,938)	(2,331,934)
Gross profit		7,914,825	9,978,660

Operating expenses
General and administration	11,13	(4,517,582)	(4,968,405)
Share-based compensation	10,13	(2,139,900)	(1,662,741)
Impairment charges	5	-	(1,587,206)
Impairment reversal	5	-	250,000
Project evaluation expenses	5	(163,194)	(281,360)
Total operating expenses		(6,820,676)	(8,249,712)

Income from operations		1,094,149	1,728,948

Other income (expenses)
Interest and finance expenses	6	(315,304)	-
Other income	12	197,186	683,998
Income before income taxes		976,031	2,412,946

Income tax expense	17	(2,625,113)	(2,514,058)

Net loss and comprehensive loss		(1,649,082)	(101,112)

Weighted average number of shares outstanding
Basic		50,320,168	47,127,708
Diluted		50,320,168	47,127,708

Loss per share
Basic		(0.03)	(0.00)
Diluted		(0.03)	(0.00)

 See accompanying notes to the consolidated financial statements.

3

Vox Royalty Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2024 and 2023 (Expressed in United States dollars)

	Note	Number of shares	Share capital	Equity reserves	Deficit	Total equity

Balance, January 1, 2023		44,758,269	57,020,116	3,303,503	(24,909,171)	35,414,448
Shares issued in equity financing	9	3,478,750	8,349,000	-	-	8,349,000
Share issue costs	9	-	(1,266,695)	-	-	(1,266,695)
Shares issued for royalty milestone payments	9	1,339,877	2,821,454	-	-	2,821,454
Dividends declared	9	-	-	-	(2,112,665)	(2,112,665)
Settlement of RSUs	10	408,206	965,590	(965,590)	-	-
Share-based compensation	10	-	-	1,819,240	-	1,819,240
Net loss and comprehensive loss		-	-	-	(101,112)	(101,112)

Balance, December 31, 2023		49,985,102	67,889,465	4,157,153	(27,122,948)	44,923,670
Share issue costs		-	(24,003)	-	-	(24,003)
Dividends declared	9	-	-	-	(2,419,309)	(2,419,309)
Shares issued – dividends reinvestment plan	9	39,913	89,023	-	-	89,023
Settlement of RSUs	10	633,761	1,574,277	(1,574,277)	-	-
Share-based compensation	10	-	-	2,139,900	-	2,139,900
Net loss and comprehensive loss		-	-	-	(1,649,082)	(1,649,082)

Balance, December 31, 2024		50,658,776	69,528,762	4,722,776	(31,191,339)	43,060,199

 See accompanying notes to the consolidated financial statements.

4

Vox Royalty Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2024 and 2023 (Expressed in United States dollars)

	Note	2024	2023
		$	$
Cash flows from operating activities
Net loss for the year		(1,649,082)	(101,112)
Adjustments for:
Fair value change of other liabilities	10	-	(445,216)
Deferred tax expense	17	547,461	1,887,558
Foreign exchange gain on cash and cash equivalents		24,951	21,069
Write-off of deferred royalty acquisitions	5	19,433	114,162
Share-based compensation	10,13	2,139,900	1,662,741
Impairment charges	5	-	1,587,206
Impairment recovery	5	-	(250,000)
Interest and finance charges	6	315,304	-
Amortization	7	183,539	183,539
Depletion	5	3,132,938	2,331,934
		4,714,444	6,991,881
Changes in non-cash working capital:
Accounts receivable		589,891	(1,507,509)
Prepaid expenses		(24,692)	(15,763)
Accounts payable and accrued liabilities		(202,734)	(127,393)
Income taxes payable		382,241	(70,126)
Net cash flows from operating activities		5,459,150	5,271,090

Cash flows used in investing activities
Acquisition of royalties	5	(3,673,928)	(5,430,316)
Restricted cash	5	537,510	162,490
Deferred royalty acquisitions	5	(19,433)	(64,905)
Net cash flows used in investing activities		(3,155,851)	(5,332,731)

Cash flows from (used in) from financing activities
Proceeds from issuance of common shares	9	-	8,349,000
Share issue costs	9	(24,003)	(1,087,652)
Transaction costs related to credit facility	6	(502,884)	-
Payments of interest on credit facility	6	(67,733)	-
Dividends paid	9	(2,272,217)	(2,010,412)
Net cash flows from (used in) from financing activities		(2,866,837)	5,250,936

Increase (decrease) in cash and cash equivalents		(563,538)	5,189,295
Impact of foreign exchange on cash and cash equivalents		(24,951)	(21,069)
Cash and cash equivalents, beginning of the year		9,342,880	4,174,654

Cash and cash equivalents, end of the year		8,754,391	9,342,880

Supplemental cash flow information (Note 15)

 See accompanying notes to the consolidated financial statements.

5

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

1.Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on growing the size of its royalty asset portfolio through accretive acquisitions. Approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. In the near and medium-term, the Company is prioritizing acquiring royalties on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties.

2. Material accounting policy information

(a) Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on February 20, 2025.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its four wholly owned subsidiaries.

(c) Principles of consolidation

These consolidated financial statements incorporate the accounts of the Company and its wholly owned subsidiaries: SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada); and Vox Royalty USA Ltd. (Delaware, USA).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Foreign currency translation

In preparing the consolidated financial statements of the Company, transactions in currencies other than the functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e) Provisions

Provisions are recorded when the Company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The Company had no significant provisions as at December 31, 2024 and 2023.

(f) Royalty interests

Royalty interests consist of acquired royalty purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

Project evaluation expenditures are recorded in the consolidated statements of loss and comprehensive loss when management determines not to proceed with the proposed acquisition of a royalty.

6

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

The major categories of the Company’s royalty interests are producing, advanced and exploration stages. Producing assets are those that have generated revenue from steady-state operations for the Company. Advanced assets are interests on projects that are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Management uses the following criteria in its assessment of technical feasibility and commercial viability: (i) geology: there is a known mineral deposit that contains mineral reserves or resources, or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources; and (ii) accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable. Exploration stage interests are accounted for in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and are not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is categorized as being in the advanced stage.

Producing mineral royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty properties, which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral interests.

If the cost of a royalty interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

(g) Impairment of royalty interests

Royalty interests are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount, which may include an estimate of the following: (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the royalty interest and are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the interest’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

(h) Intangible assets

Intangible assets are measured on initial recognition at cost, which comprises their purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over 10 years.

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

(i) Revenue recognition

Revenue comprises revenues directly earned from royalty interests. Revenue is measured at the fair value of the consideration received or receivable for the receipt of mineral royalties in the ordinary course of the Company’s activities.

For royalty interests, the commodities are either:

-

Sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement.

-

Processed ore by the mine operator at the mining property on which the royalty is held. The Company recognizes revenue when the ore is processed. The transfer of control occurs when the mine operator delivers the quarterly royalty statement to the Company, and at that point, the Company has an unconditional right to payment under the royalty agreement.

7

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is typically either, (i) the percentage of gross revenues associated with the commodity sold to the mine operator’s customer, less contractually allowable costs, if any, per the terms of the royalty arrangement, or (ii) a specific dollar amount per tonne or ounce processed by the mine operator, per the terms of the royalty agreement.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(j) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or, if the warrants are not traded, using the Black-Scholes model (“BSM”) as of the date of issuance.

(k) Share-based compensation

The Company recognizes share-based compensation expense for share purchase options, restricted share units (“RSU”) and performance share units (“PSU”) granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans. The Company maintains an omnibus long-term incentive plan dated June 8, 2023 (the “LTIP”), as well as a prior omnibus long-term incentive plan dated May 19, 2020 which remains in force only until all awards granted thereunder have been exercised or have expired (together with the LTIP, the “Plans”).

Share purchase options

The fair value of share purchase options is determined by using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s Plans, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. All RSU agreements entered into by the Board of Directors from the date of incorporation through December 31, 2024, do not give the Company or the holder the option to settle in cash and can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance share units

The fair value of PSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s Plans, the Board of Directors has the discretion to settle the vested PSUs in cash or equity. As at December 31, 2024 and 2023, there were no PSUs outstanding. In past periods, the fair values of PSUs at the date of grant were expensed over the vesting periods with a corresponding increase to other liabilities, as the number of common shares to be settled was not fixed.

8

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

(l) Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term deposits held with banks with original maturities of three months or less. The Company did not have any cash equivalents as at December 31, 2024 and 2023.

(m) Basic and diluted income per share

The Company presents basic and diluted earnings or loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss of the Company by the weighted average number of common shares outstanding during the period, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time.

Diluted EPS is determined by adjusting the earnings or loss and the weighted average number of common shares outstanding, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time and for the effects of all dilutive potential common shares, which comprise share options granted and RSUs granted. Potential common shares that are considered anti-dilutive are excluded from the calculation of diluted income per share.

(n) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income or loss, except for deferred income taxes relating to equity items, which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates that are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

(o) Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets:

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9, Financial Instruments (“IFRS 9”) are classified and measured as financial assets at fair value, as either fair value through profit and loss (“FVPL”) or fair value through other comprehensive loss (“FVOCI”), and financial assets at amortized cost, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of loss and comprehensive loss. The Company measures cash and cash equivalents and accounts receivable at amortized cost.

9

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expenses in the consolidated statements of loss and comprehensive loss. The Company measures investments at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive loss in the consolidated statements of loss and comprehensive loss. When the investment is sold, the cumulative gain or loss is not reclassified to profit or loss.

Dividends from such investments are recognized in other income (expenses) in the consolidated statements of loss and comprehensive loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Financial liabilities:

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL, as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in other expenses in the consolidated statements of loss and comprehensive loss.

Subsequent measurement – financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income (expenses) in the consolidated statements of loss and comprehensive loss. The Company measures other liabilities as a financial liability at FVPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income (expenses) in the consolidated statements of loss and comprehensive loss.

(p) Impairment

Financial assets

The Company recognizes loss allowances for expected credit losses (‘‘ECLs’’) on financial assets measured at amortized cost.

10

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the Company, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

Non-financial assets

The carrying amount of the Company’s long-lived non-financial assets, including interests and intangible assets, are reviewed at each reporting date to determine whether there are events or changes in circumstances that indicate an impairment. If any such indication exists, the asset’s recoverable amount is estimated.

The recoverable amount of an asset or CGU is the greater of its estimated value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets. This is usually at the individual royalty interests level for each property from which independent cash flows are generated.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Losses are recognized in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(q) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and that are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the years ended December 31, 2024 and 2023, the Company operated in one reportable segment being the acquisition of royalty interests.

(r) Changes in accounting policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2024. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures includes the following:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

11

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a significant impact on the consolidated financial statements.

(s) Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Valuation of share-based compensation

Management determines the costs for share-based compensation using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant for stock options and RSUs, using generally accepted valuation techniques. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option exercise behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and.

Reserves and resources

The Company’s business is the acquisition of royalties. This amount represents the capitalized expenditures related to the acquisition of royalty interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in respect of which the Company has royalty agreements. Resources are estimates of the amount of minerals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has royalty agreements. Exploration potential represents an estimate of additional reserves and resources that may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and requires complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity, which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact the carrying value of the Company’s royalty interests and depletion charges.

12

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Impairment and reversal of impairment of royalty interests

Assessment of impairment and reversal of impairment of royalty interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty interests. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource, (ii) cash-flow multiples and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty interests could impact the impairment or impairment reversal analysis.

Income taxes

The interpretation and application of new and existing tax laws or regulations in Canada, Australia, the United States of America or any of the countries in which the Company’s royalty interests are located requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

4. Accounts receivable

	December 31, 2024	December 31, 2023
	$	$
Royalties receivable	2,897,870	3,414,128
Sales tax recoverable	19,810	93,443

	2,917,680	3,507,571

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

13

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

5. Royalty interests

As at and for the year ended December 31, 2024:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	(Impairment) reversal	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Wonmunna	Australia	14,676,626	534,397	-	15,211,023	(2,137,537)	(2,456,908)	(4,594,445)	10,616,578
Royalty portfolio	Australia	5,205,731	-	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	4,457,600	-	-	4,457,600	(244,817)	(337,300)	(582,117)	3,875,483
Castle Hill portfolio	Australia	-	3,139,531	-	3,139,531	-	(47,292)	(47,292)	3,092,239
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,712,526)	(210,149)	(1,922,675)	727,063
South Railroad	USA	2,316,757	-	-	2,316,757	(123,907)	(44,092)	(167,999)	2,148,758
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	953,349
Goldlund	Canada	1,258,810	-	-	1,258,810	-	-	-	1,258,810
Brits	South Africa	764,016	-	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	(10,155)	(10,155)	573,457
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	(16,222)	(16,222)	528,735
Dry Creek	Australia	475,723	-	-	475,723	(111,301)	3,091)	(114,392)	361,331
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(100,423)	(7,729)	(108,152)	154,176
Montanore	USA	61,572	-	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	210,701
Other	Australia	1,768,873	-	-	1,768,873	(29,842)	-	(29,842)	1,739,031
Other	Canada	624,919	-	-	624,919	-	-	-	624,919
Other	Peru	45,609	-	-	45,609	-	-	-	45,609

Total		41,903,551	3,673,928	-	45,577,479	(4,460,353)	(3,132,938)	(7,593,291)	37,984,188

Total royalty interests include carrying amounts in the following countries:

	December 31, 2024	December 31, 2023
	$	$
Australia	30,452,281	29,859,470
Canada	2,756,817	2,756,817
USA	2,210,330	2,254,422
South Africa	1,914,844	1,914,844
Brazil	604,307	612,036
Peru	45,609	45,609

	37,984,188	37,443,198

Royalties acquired during the year ended December 31, 2024

Castle Hill Royalty Portfolio

On May 14, 2024, the Company completed the acquisition of the Castle Hill royalty portfolio, an advanced portfolio of four Australian royalties at various stages of development (construction, development and exploration) and the rights to one production-linked milestone payment, for total cash consideration on closing of $3,119,814 (A$4,700,000). The Company also incurred $19,717 of legal and professional fees related to the acquisition of the Castle Hill royalty portfolio.

14

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Wonmunna

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine (“Wonmunna”) from a private company. As part of the acquisition, there was a holdback amount, recorded as restricted cash that became due and payable prior to December 31, 2024, following the completion of certain conditions and subject to potential deductions. The remaining holdback amount was paid to the previous royalty holder in December 2024.

As at and for the year ended December 31, 2023:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	(Impairment) reversal	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Wonmunna	Australia	14,527,467	149,159	-	14,676,626	(830,176)	(1,307,361)	(2,137,537)	12,539,089
Royalty portfolio	Australia	-	5,205,731	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	2,494,285	1,963,315	-	4,457,600	(29,633)	(215,184)	(244,817)	4,212,783
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,198,243)	(514,283)	(1,712,526)	937,212
South Railroad	USA	2,316,757	-	-	2,316,757	(79,814)	(44,093)	(123,907)	2,192,850
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	953,349
Goldlund	Canada	400,671	858,139	-	1,258,810	-	-	-	1,258,810
Brits	South Africa	764,016	-	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(528,220)	(178,205)	(706,425)	-
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(93,637)	(17,664)	(111,301)	364,422
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(75,121)	(25,302)	(100,423)	161,905
Montanore	USA	61,572	-	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	210,701
Other	Australia	1,606,079	-	162,794	1,768,873	-	(29,842)	(29,842)	1,739,031
Other	Canada	549,493	75,426	-	624,919	-	-	-	624,919
Other	Peru	1,545,609	-	(1,500,000)	45,609	-	-	-	45,609

Total		35,695,412	8,251,770	(1,337,206)	42,609,976	(2,834,844)	(2,331,934)	(5,166,778)	37,443,198

Royalties acquired during the year ended December 31, 2023

Royalty Portfolio

On September 12, 2023, Vox completed the acquisition of a portfolio of nine royalties from an Australian Company (the “Seller”). The royalties include three development stage and six exploration stage royalties in Australia, including a 4% gross revenue royalty (“GRR”) over the Red Hill gold project and a 3% net smelter royalty (“NSR”) over the Horseshoe Lights copper project. The aggregate purchase price consisted of (i) cash consideration that was paid to the Seller on closing of $4,363,285 (A$6,750,000), and (ii) non-cash consideration being Vox providing ongoing royalty-related services to the vendor from Vox’s proprietary database of royalties.

On October 18, 2023, Vox completed the acquisition of a pre-production gold royalty over a portion of the Plutonic Gold Mine complex in Western Australia. The Plutonic East gold royalty is a sliding scale tonnage royalty. The aggregate purchase price consisted of total cash consideration that was paid on closing of $797,703 (A$1,250,000).

The Company incurred $44,743 of legal and professional fees relating to the acquisition of the royalty portfolio.

15

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

British King Royalty (reversal of impairment charge)

On September 21, 2023, SilverStream SEZC (“SilverStream”) agreed to the following:

-	SilverStream’s historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished;
-

a new 1.25% NSR gold royalty interest was assigned to Vox Royalty Australia Pty Ltd (“Vox Australia”) by the prior operator in connection with the transfer of the project from the prior operator to the new operator; and

-	Vox received $126,390 (A$200,000) for reimbursement of legal fees, which was recorded as a reduction of project evaluation expenses in the consolidated statements of loss and comprehensive loss.

As a result of the new 1.25% NSR gold royalty assigned to Vox by the prior operator, the Company considered this an indicator of impairment reversal and determined that the recoverable amount was $250,000, which was recognized as an impairment reversal in the consolidated statements of loss and comprehensive loss.

Janet Ivy

On November 24, 2023, the Company issued 948,448 common shares as a single milestone payment relating to the Janet Ivy gold royalty acquired on March 29, 2021, for total consideration of $1,963,315. The milestone payment became due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.

Goldlund

On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Canadian gold portfolio it acquired on June 3, 2022, for total consideration of $495,446.

On December 13, 2023, the Company issued 175,660 common shares as a final milestone payment relating to the Canadian gold portfolio acquired on June 3, 2022, for total consideration of $362,693.

Hawkins

On December 22, 2023, Vox completed the acquisition of a 0.5% NSR royalty on the Hawkins gold exploration project in Ontario, Canada. The aggregate purchase price consisted of total cash consideration paid on closing of $75,426 (C$100,000).

Impairment

During the period ended June 30, 2023, the Company became aware that the operator of the Alce exploration project did not renew the relevant mining claims and, therefore, the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company concluded that the Alce royalty should by fully impaired as of June 30, 2023, and the carrying value of the investment of $500,000 was reduced to $nil.

During the period ended December 31, 2023, the Company became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects (“Peru Projects”) did not renew all or substantially all of the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty, with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the Q4 2023 impairment charge, which would increase net income by the equivalent amount.

Deferred royalty acquisitions

There was $nil deferred royalty acquisitions as at December 31, 2024 and 2023. Deferred royalty acquisitions relate to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are expensed as project evaluation expenses.

16

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

6. Credit facility

Facility terms

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature, which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility had an initial term that matures on December 31, 2025 and is extendable one year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at December 31, 2024, Vox was in compliance with all such covenants.

On December 20, 2024, the maturity date of the Facility was extended from December 31, 2025 to December 31, 2026, with the option of future extensions by mutual agreement between Vox and BMO.

As at December 31, 2024, no amounts were outstanding under the Facility.

Other assets (Facility transaction costs)

The following summarizes the change in other assets as at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	271,029	-
Facility transaction costs incurred during the period	234,470	271,029
Amortization expense of Facility transaction costs	(226,008)	-

Balance, end of period	279,491	271,029

Interest and finance expenses

The following summarizes the interest and finance expenses for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Amortization expense of Facility transaction costs	226,008	-
Interest expense on Facility	89,296	-

	315,304	-

Interest expense on the Facility relates to the standby fee, as there were no amounts drawn on the Facility during the year ended December 31, 2024.

17

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

7. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
January 1, 2023 and December 31, 2023 and 2024	1,837,500

Accumulated amortization at:
January 1, 2023	481,791
Additions	183,539
December 31, 2023	665,330
Additions	183,539
December 31, 2024	848,869

Net book value at:
December 31, 2023	1,172,170
December 31, 2024	988,631

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement (“IP Licensing Agreement”) with a private investment group, in respect of certain coal royalties in Vox’s MRO royalty database. As part of the IP Licensing Agreement, on the successful closing of relevant coal royalty transactions, Vox will receive a transaction fee of up to 3.0% of the upfront purchase price and up to 3.0% of any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired. For the years ended December 31, 2024 and 2023, there were no revenues earned from the IP Licensing Agreement.

8. Accounts payable and accrued liabilities

	December 31, 2024	December 31, 2023
	$	$
Trade payable	118,481	362,198
Sales tax payable	487,901	653,792
Accrued liabilities	784,125	824,102

	1,390,507	1,840,092

9. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
	$	$
Issued: 50,658,776 (2023 – 49,985,102) common shares	69,528,762	67,889,465

Share issuances during the year ended December 31, 2023

During the year ended December 31, 2023, the Company issued the following common shares for royalty milestone payments:

•	On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Canadian gold portfolio it acquired on June 3, 2022, for total consideration of $495,446.
•	On November 24, 2023, the Company issued 948,448 common shares as a single milestone payment relating to the Janet Ivy gold royalty acquired on March 29, 2021, for total consideration of $1,963,315.
•	On December 13, 2023, the Company issued 175,660 common shares as a final milestone payment relating to the Canadian gold portfolio acquired on June 3, 2022, for total consideration of $362,693.

18

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

On June 16, 2023, the Company completed a public offering (“Public Offering”) of 3,025,000 common shares at a price of $2.40 per common share, for gross proceeds of $7,260,000. In connection with the Public Offering, the Company paid agent fees of $471,900, representing 6.5% of the gross proceeds.

On July 11, 2023, the syndicate of underwriters for the Public Offering exercised their over-allotment option in full to purchase an additional 453,750 common shares at a price of $2.40 per common share, for gross proceeds of $1,089,000. In connection with the exercise of the over-allotment, the Company paid agent fees of $70,785, representing 6.5% of the gross proceeds.

Share repurchase program

On March 18, 2024, the Board of Directors of the Company approved the adoption of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the year ended December 31, 2024.

Loss per share (“LPS”)

For the years ended December 31, 2024 and 2023, no stock options, warrants and RSUs were excluded in the computation of diluted LPS due to being anti-dilutive.

Dividends

The following table provides details on the dividends declared during the year ended December 31, 2024:

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 7, 2024	0.012	March 29,2024	April 12, 2024	601,462
May 8, 2024	0.012	June 28, 2024	July 12, 2024	602,883
August 7, 2024	0.012	September 27, 2024	October 11, 2024	607,059
November 6, 2024	0.012	December 31, 2024	January 14, 2025	607,905

	0.048			2,419,309

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares are issued under the DRIP at a 5% discount to the average market price, as defined in the DRIP.

During the year ended December 31, 2024, the Company issued 39,913 common shares under the DRIP, representing dividends paid of $89,023.

The following table provides details on the dividends declared during the year ended December 31, 2023:

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 13, 2023	0.011	March 31, 2023	April 14, 2023	496,396
May 10, 2023	0.011	June 30, 2023	July 14, 2023	529,672
August 10, 2023	0.011	September 29, 2023	October 13, 2023	536,761
November 8, 2023	0.011	December 29, 2023	January 12, 2024	549,836

	0.044			2,112,665

19

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

10. Equity reserves

Warrants

The following summarizes the warrant activity for the years ended December 31, 2024 and 2023:

	2024		2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	6,407,883	4.50	8,697,550	4.50
Expired	(6,407,883)	4.50	(2,289,667)	4.50

Outstanding, end of year	-	-	6,407,883	4.50

Exercisable, end of year	-	-	6,407,883	4.50

As at December 31, 2023, 3,600,000 warrants were classified as equity and 2,807,883 warrants were classified as other liabilities. All warrants expired, unexercised, on March 25, 2024.

As at December 31, 2023, the fair value of the 2,807,883 warrants classified as other liabilities was $nil. The Company used the BSM to estimate the end of period fair value of the 2,807,883 warrants using the following weighted average assumptions:

December 31, 2023
Expected stock price volatility	32%
Risk-free interest rate	3.91%
Expected life	0.23 years
Grant date share price	$2.04
Expected dividend yield	2.12%

Options

The Plans provide that certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date and vesting terms are determined by the Board of Directors. The LTIP permits the issuance of options, which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

The following summarizes the stock option activity for the years ended December 31, 2024 and 2023:

	2024		2023
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	1,347,398	3.70	1,603,984	3.71
Granted	240,000	4.16	-	-
Cancelled	(240,560)	4.16	-	-
Forfeited	-	-	(68,732)	4.16
Expired	-	-	(187,854)	3.58

Outstanding, end of year	1,346,838	3.70	1,347,398	3.70

Exercisable, end of year	1,346,838	3.70	1,180,724	3.64

20

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

The following table summarizes information of stock options outstanding as at December 31, 2024:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	1.50	680,703	1.50
March 9, 2027	4.16	666,135	2.19	666,135	2.19

		1,346,838	1.84	1,346,838	1.84

On June 12, 2024, 240,000 stock options were granted to a non-related third-party service provider as consideration for its consulting services. The stock options granted have an exercise price of C$4.16 per share and expire on March 9, 2027. The Company determined the fair value of the consulting services provided based on similar consulting agreements entered into by the Company with other non-related third-party service providers. The stock options vest in 25% increments, on each of June 12, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. The share-based compensation expense related to the stock option grant has been recorded over the vesting period, being the duration of the 2024 calendar year, as per the terms of the consulting services agreement.

Performance Share Units

The Plans provide that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity to settle the vested PSUs. As at December 31, 2024 and 2023, there were no PSUs outstanding. In past periods, the PSUs issued were treated as derivative instruments because the number of shares to be eventually issued was based on a percentage of the common shares outstanding at the time the performance hurdle was to be met.

As at December 31, 2024 and 2023, there were nil PSUs outstanding. A summary of the PSU activity for the year ended December 31, 2023 was as follows:

-	895,166 PSUs outstanding on January 1, 2023, with a weighted average fair value of $0.23; and
-	Expiry of 895,166 PSUs on December 31, 2023, with a weighted average fair value of $nil.

Restricted Share Units

The Plans provide that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to settle vested RSUs in cash or equity. All RSU agreements entered into by the Board of Directors from the date of incorporation through December 31, 2024, do not give the Company or the holder the option to settle in cash and can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments and measured at the grant date fair value.

During the year ended December 31, 2024, 990,804 RSUs were granted, and vest as follows:

-	968,448 RSUs vest in 25% increments on each of June 30, 2024, December 31, 2024, June 30, 2025 and December 31, 2025.
-	22,356 RSUs vest in 1/3 increments on each of December 31, 2024, June 30, 2025 and December 31, 2025.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the years ended December 31, 2024 and 2023:

	2024		2023
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	952,018	2.62	615,044	2.56
Granted	990,804	2.01	749,739	2.58
Exercised	(633,761)	2.48	(408,206)	2.37
Forfeited	-	-	(4,559)	3.01

Outstanding, end of year	1,309,061	2.23	952,018	2.62

Vested, end of year	807,231	2.36	505,246	2.62

21

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

On January 14, 2025, 829,915 RSUs were granted to directors and employees of the Company. The RSUs vest in 25% increments on each of July 2, 2025, January 2, 2026, July 2, 2026 and January 2, 2027.

11. General and administration

The Company’s general and administrative expenses incurred for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
	$	$
Corporate administration	1,223,753	1,325,743
TSX listing costs	-	143,767
Professional fees	415,788	713,475
Salaries and benefits	2,547,024	2,487,218
Director fees	147,478	114,663
Amortization	183,539	183,539

	4,517,582	4,968,405

12. Other income

The Company’s other income for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
	$	$
Interest income	482,853	398,955
Foreign exchange expense	(285,667)	(160,173)
Fair value change of other liabilities	-	445,216

	197,186	683,998

13. Related party transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the years ended December 31, 2024 and 2023.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and EVP – Australia.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2024 and 2023 was as follows:

	December 31, 2024	December 31, 2023
	$	$
Short-term employee benefits	2,115,432	2,080,826
Share-based compensation	1,934,571	1,512,375

	4,050,003	3,593,201

14. Commitments and contingencies

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the year ended December 31, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

22

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Titan

During the year ended December 31, 2023, the Company and SilverStream became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. During the year ended December 31, 2024, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at December 31, 2024, the proceeding is ongoing.

Aurenne

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. Vox Australia is seeking a court declaration regarding the unreasonable withholding of consent by Aurenne to certain transaction and assignment documentation. As at December 31, 2024, the proceeding is ongoing.

Commitments

The Company is committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

2025
$
Leases	3,872
Consulting agreements	93,136

97,008

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,185,280
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	619,571
Koolyanobbing(6)	309,785
El Molino(7)	450,000
Uley(1)(8)	136,306
Other(9)	86,872

9,037,814

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

23

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

15. Supplemental cash flow information

	December 31, 2024	December 31, 2023
	$	$
Change in accrued other assets	(268,414)	271,029
Change in accrued interest expense on Facility	21,563
Change in accrued deferred royalty acquisitions	-	(69,675)
Reclassification of prepaid expenses to share issue costs	-	179,043
Change in accrued dividends	-	102,253
Share issuances for royalty acquisitions and milestone payments	-	2,821,454

16. Segment information

For the years ended December 31, 2024 and 2023, the Company operated in one reportable segment, being the acquisition of royalty interests.

For the years ended December 31, 2024 and 2023, revenues generated from each geographic location are as follows:

	December 31, 2024	December 31, 2023
	$	$
Australia	10,915,392	11,250,950
Nigeria	-	882,922
USA	116,311	116,311
Brazil	16,060	60,411

Total	11,047,763	12,310,594

The Company has the following non-current assets in seven geographic locations:

	December 31, 2024	December 31, 2023
	$	$
Australia	30,452,281	30,396,980
USA	2,210,330	2,254,422
Canada	3,036,308	3,027,846
South Africa	1,914,844	1,914,844
Cayman Islands	988,631	1,172,170
Brazil	604,307	612,036
Peru	45,609	45,609

Total	39,252,310	39,423,907

17. Income taxes

The Income taxes recognized in net loss and comprehensive loss are comprised of the following:

	December 31, 2024	December 31, 2023
	$	$
Current tax expense	2,077,652	626,500
Deferred tax expense	547,461	1,887,558

Income tax expense	2,625,113	2,514,058

24

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Provision for income taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	December 31, 2024	December 31, 2023
	$	$
Income before income taxes	976,031	2,412,946
Statutory tax rate	26.5%	26.5%

Expected income tax expense based on statutory rate	259,000	639,000
Adjustment to expected income tax expense (recovery):
Foreign tax rate differences	414,000	928,000
Permanent differences	567,000	441,000
Change in benefit of tax assets not recognized	739,000	688,000
Foreign exchange and other	646,113	(181,942)

Income tax expense	2,625,113	2,514,058

Recognized deferred tax asset and liabilities

	December 31, 2024	December 31, 2023
	$	$
Non-capital losses – Canada	-	117,982
Other - Canada	-	(117,982)
Royalty interests - Australia	(5,426,450)	(4,878,989)

Total	(5,426,450)	(4,878,989)

Unrecognized deferred tax assets

As at December 31, 2024, the Company had temporary differences with a tax benefit of $10,862,000 (December 31, 2023 - $8,494,000), which are not recognized as deferred tax assets. Management believes that it is not probable that sufficient taxable profits will be available in future years to allow the benefit of the following deferred tax assets to be utilized. The following table summarizes the composition of the Company’s unrecognized deductible temporary differences:

	December 31, 2024	December 31, 2023
	$	$
Non-capital losses – Canada	9,511,000	6,921,000
Net-capital losses – Australia	113,000	124,000
Financing costs	1,238,000	1,449,000

Total	10,862,000	8,494,000

Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2024, is $18,357,000 (December 31, 2023 - $13,841,000). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

Tax loss carryforwards

As at December 31, 2024, the Company has deductible Canadian non-capital tax losses of $9,511,000 related to the Company’s Canadian parent and subsidiary, with non-capital tax losses expiring between the years 2038 and 2044, $277,000 from the Company’s United States subsidiary, and $nil from the Company’s Australian subsidiary. The Company’s Cayman Islands subsidiary has a tax rate of 0%; therefore, there is no deductible temporary difference that can apply.

25

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

18. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2024 and 2023.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high-quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2024, the Company had cash and cash equivalents of $8,754,391 (December 31, 2023 - $9,342,880) and working capital of $9,234,339 (December 31, 2023 - $10,378,752).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian- and Australian-denominated monetary assets and liabilities at December 31, 2024, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive loss by $440,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended December 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $150,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities and income taxes payable on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2024 and 2023, the Company does not have any financial instruments measured at fair value after initial recognition.

26

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2024 and 2023 (Expressed in United States dollars)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses were recognized in the consolidated statements of loss and comprehensive loss.

December 31, 2023
$
Balance, beginning of year	601,715
Change in valuation of financing warrants (Note 10)	(445,216)
Share-based compensation expense on PSUs (Note 10)	(156,499)

Balance, end of year	-

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at December 31, 2024, the capital structure of the Company consists of $43,060,199 (December 31, 2023 - $44,923,670) of total equity, comprising of share capital, equity reserves and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

19. Subsequent events

On February 20, 2025, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on April 14, 2025 to shareholders of record as of the close of business on March 31, 2025.

27